Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Registration Statement on Form S-11 of our report dated March 29, 2007 relating to the consolidated financial statements of Hines Real Estate Investment Trust, Inc. and subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 and our report dated March 29, 2007 relating to the consolidated financial statements of Hines-Sumisei U.S. Core Office Fund, L.P. and subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 appearing in the Prospectus, which is part of this Registration Statement, and of our report dated March 29, 2007 relating to the financial statement schedule appearing elsewhere in this Registration Statement.
We also consent to the reference to us under the heading “Experts” in such Prospectus.
/s/ Deloitte & Touche LLP
Houston, Texas
January 24, 2008